Angel Oak Funds Trust
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

May 31, 2016

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
Angel Oak Funds Trust (the “Trust”)
Angel Oak Flexible Income Fund (the “Fund”)
Post-Effective Amendment No. 13 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
 (File Nos. 333-197427 and 811-22980)

Dear Mr. Gregory:

Below please find the comments that the Trust received from you on May 13, 2016 with respect to the Amendment and the Fund, a series of the Trust. For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms have the same definitions as in the Amendment.

In connection with this correspondence, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

Comment 1.	Please update and complete all missing or bracketed information.

Response:	The Trust has updated and completed all information that was missing from or bracketed in the Amendment.

Comment 2.
With respect to the “Principal Investment Risks” section, please review the Commission’s IM Guidance Update No. 2016-02 and consider whether additional disclosures may be appropriate in light of current market events. Please make any changes in other fund disclosure documents as necessary.

Response:	The Trust has reviewed the disclosures in the Amendment and other fund documents in light of the Commission’s IM Guidance Update and has determined that no additional disclosures are necessary at the current time.

Fees and Expenses

Comment 3.	Please confirm that any expenses related to short selling (e.g., dividends and interest on short positions) are included in “Other Expenses” or will be listed in a separate caption in the fee table.

Response:	The Trust confirms that any expenses related to short selling are included in “Other Expenses”.

Comment 4.	Please revise footnote one to disclose that the CDSC applies to purchases of $1 million or more that are redeemed within 18 months.

Response:	Footnote 1 has been revised to read as follows: “There is no initial sales charge on purchases of Class A shares of $1 million or more, however, a contingent deferred sales charge of up to 1.00% may be imposed if such Class A shares are redeemed within eighteen (18) months of their purchase.”

Principal Investment Strategies and Risks

Comment 5.	Please confirm that the Fund will segregate assets equal to the full notional amount of credit default swaps that it writes to cover such obligations.

Response:	The Trust so confirms.

Comment 6.	Please revise the reference to the Fund’s “investment universe” to use plain English.

Response:	The relevant sentence has been revised to read as follows: “In pursuit of the Fund’s investment objective, the Adviser has the flexibility to allocate the Fund’s assets among a broad range of fixed income instruments and derivatives using a variety of strategies, which means that the Fund’s investments are not limited to those in a particular index.”

Comment 7.	Please confirm that the Fund will principally invest in all of the debt securities described in the strategy section. If not, please revise the list as necessary.

Response:	The Trust confirms that each of the types of debt securities described in the above-referenced section is part of the Fund’s principal investment strategies. The Trust notes that, while such securities are part of the Fund’s principal investment strategies, the Fund may not be invested in every type of security listed at all times, depending on the investment market and investment opportunities available.

Comment 8.	Please clarify whether the Fund invests in securities denominated in foreign currencies. If not, please delete foreign currency risk from the risk section.

Response:	The Trust notes that securities denominated in foreign currencies are not presently expected to be a principal investment strategy of the Fund, and consequently, related disclosure, including the foreign currency risk disclosure, has been deleted.

Comment 9.	Please clarify whether the Fund will invest in defaulted, bankrupt or distressed securities debt as a principal strategy, including the related risks.

Response:	The Trust notes that defaulted, bankrupt or distressed securities debt are not presently expected to be a principal investment strategy of the Fund, and consequently, related disclosure has been deleted.

Comment 10.	Please clarify whether the Fund will invest in sovereign or supranational debt as a principal strategy.

Response:	The Trust notes that sovereign and supranational debt securities are not presently expected to be a principal investment strategy of the Fund, and consequently, related disclosure has been deleted.

Comment 11.	Please consider disclosing the range of ratings of the junk bonds in which the Fund will invest.

Response:	The requested change has been made.

Comment 12.	Please consider adding disclosure of the most important other factors the Adviser may consider when determining when to sell an investment.

Response:	The last sentence of the third paragraph has been revised to read as follows: “The Adviser may sell investments if it determines that an investment is no longer earning a return commensurate with its risk or that a different security will better help the Fund achieve its investment objective.”

Comment 13.	Please explain “negative duration” in plain English.

Response:	The following disclosure has been added to the end of the fifth paragraph: “A fund with negative duration may increase in value when interest rates rise, and generally incurs a loss when interest rates fall.”

Comment 14.	Please disclose the types of illiquid securities in which the Fund may invest.

Response:	The first sentence of the sixth paragraph has been revised to read as follows: “The Fund may invest up to 15% of its net assets in securities that are deemed to be illiquid, which may include private placements, certain Rule 144A securities, and securities of issuers that are bankrupt or in default.”

Comment 15.
Please disclose that it may take longer than 7 days for transactions in bank loans to settle. Please also address how the Fund intends to meet short term liquidity needs that may arise as a result of this lengthy settlement period.

Response:	The Trust notes that bank loans are not part of the Fund’s principal investment strategy. Consequently, requested disclosure has not been added. Because bank loans are not part of the Fund’s principal investment strategy and based on the expected investments of the Fund, the Fund’s investment adviser does not expect that the Fund will face unusual short-term liquidity needs.

Comment 16.
The Fund’s risk disclosures do not describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses to pay redemption proceeds on time. The principal risk disclosure does not describe that investments in bank loans may not be securities and therefore may not have the protections of the federal securities laws. Please revise your principal risks disclosure to include these risks of investing in the fund, as the current risk disclosure is vague and generic.

Response:	The Trust notes that bank loans are not part of the Fund’s principal investment strategy. Consequently, the “Loan Risks” disclosure has been deleted. Because bank loans are not part of the Fund’s principal investment strategy, the Trust does not believe that the risks for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses to pay redemption proceeds on time are principal investment risks.

Comment 17.	Please clarify the nature and type of “whole loans” in which the Fund will invest, e.g., peer-to-peer loans or crowdfunding loans and include appropriate risk disclosure.

Response:	The Trust notes that whole loans are not presently expected to be a principal investment strategy of the Fund, and consequently, related disclosure has been deleted.

Comment 18.	Please confirm that the types of derivatives disclosed are only those in which the Fund will invest pursuant to its principal investment strategies.

Response:	The Trust so confirms.

Comment 19.
Please revise the first sentence of the last paragraph under “Principal Investment Strategies” to clarify that “non-diversification” refers only to investing a greater percentage of assets in a particular issuer.

Response:	The above-referenced sentence has been revised to read as follows: “The Fund is a non-diversified portfolio under the Investment Company Act of 1940 (the “1940 Act”), meaning it may invest a greater percentage of its assets in a single or limited number of issuers than a diversified fund.”

Comment 20.	Please revise the last sentence under “Principal Investment Strategies” to expressly state that the policy to invest in banks and diversified financials is the Fund’s concentration policy.

Response:	The above-referenced sentence has been revised to read as follows: “Under normal circumstances, the Fund will concentrate its investments (i.e., invest more than 25% of its total assets (measured at the time of purchase)) in the group of industries related to banks and diversified financials.”

Comment 21.	Please include an “unrated securities” risk disclosure if appropriate.

Response:	The requested disclosure has been added.

Comment 22.	In the “Bank Subordinated Debt Risk” disclosure, please add counterparty risk to the parenthetical examples of general fixed income risks.

Response:	The requested change has been made.

Comment 23.
Please inform us as to how much the Fund will invest in entities that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, such as CLOs, CDOs, or non-agency RMBS. If the Fund will invest or invests more than 15% of its assets in these entities, please explain to us in detail how the Fund’s board of trustees determined that these expected or actual holdings are liquid (i.e., securities that can be disposed of in the ordinary course of business at approximately the amount at which the Fund has valued them within seven days). See Securities Act Release No. 6862 (April 23, 1990) at text accompanying note 62.

If the Fund will invest or invests more than 15% of its assets in these entities, your response should include general market data on the types of instruments and data on the liquidity of specific instruments of the type that the Fund will invest or invests in, including information about the:

1)	existence of an active market for the asset, including the number, diversity, and quality of market participants
2)	frequency of trades or quotes for the asset and average daily trading volume of the asset
3)	volatility of trading prices for the asset
4)	bid/ask spreads for the asset
5)	restrictions on trading of the asset and limitations on transfer of the asset
6)	size of the Fund’s position in the asset relative to the asset’s average daily trading volume and as applicable, number of units of the asset outstanding
7)	availability of and Fund adviser’s access to information on the underlying loans or other assets held by CLOs, CDOs, RMBS, and borrowers
8)	how the Fund will be able to appropriately value these assets on a daily basis.

Response:	The Fund may invest in collateralized securities that rely on the exemptions found in Sections 3(c)(1) or 3(c)(7) of the 1940 Act. There is no express limit on the amount of assets that the Fund may invest in such securities. Collateralized securities are pools of assets (e.g., mortgages, loans, or other debt securities) issued by multiple underlying issuers or representing mortgages on multiple properties and property types. Many collateralized securities trade in an active market pursuant to Rule 144A under the Securities Act of 1933.

A collateralized security will be treated as liquid or illiquid based on policies and procedures adopted by the Trust’s Board of Trustees (the “Board”). The policies and procedures do not require collateralized securities to be deemed per se illiquid; rather they call for consideration of all factors deemed relevant by the Adviser in making a liquidity determination.  Such factors include: trading frequency and quotes for the security, the number of dealers willing to purchase or sell the security and the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security (e.g., whether it is registered, the market place), whether the security has been rated by a nationally recognized statistical rating organization (“NRSRO”), the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand, the nature of any restrictions on resale, and with respect to municipal lease obligations and certificates of participation, whether there is reasonable assurance that the obligation will remain liquid throughout the time the obligation is held and, if unrated, whether an analysis similar to that which would be performed by an NRSRO is performed. The Trust is not aware of any published guidance from the Commission or its staff, including the recently published Proposed Rule on Open-End Fund Liquidity Risk Management Programs, SEC Release Nos. 33-9922, IC-31835 (Sept. 22, 2015), that requires collateralized securities to be treated as per se illiquid.

The Trust will provide the requested market data to the staff under separate cover. The Trust notes that it may take up to 30 days to provide such information given the detailed nature of the staff's request.

Comment 24.	In the “Concentration in the Group of Industries Related to Banks and Diversified Financials Risk” disclosure, please add credit risk to the list of banking risks.

Response:	The requested change has been made.

Comment 25.	Please consider describing the “special considerations” applicable to emerging markets securities.

Response:	The Trust notes that emerging markets securities are not presently expected to be a principal investment strategy of the Fund, and consequently, related disclosure has been deleted.

Comment 26.
If frequent trading of the portfolio is a principal investment strategy, please add a portfolio turnover risk disclosure. If not, please delete the reference to frequent trading in the strategy disclosure.

Response:	The reference to frequent trading of the portfolio has been deleted from the principal investment strategy disclosure.

Comment 27.	If accurate, please disclose under the “Preferred Securities Risk” that the Fund is exposed to the risk of junk rated preferred securities as stated in the Statement of Additional Information.

Response:	The Trust notes that junk rated preferred securities are not presently expected to be a principal investment strategy of the Fund, and consequently, the Trust respectfully declines to add the requested disclosure.

Comment 28.	With respect to the “structured products” listed in the second paragraph, please disclose those products whose underlying investments are tied to an index or reference obligation (e.g., ETNs).

Response:	The above-referenced paragraph has been revised to clarify the instruments that are part of the Fund’s principal investment strategies. Such revisions deleted references to “structured products” other than those structured products already disclosed. Additionally, the “Structured Products Risks” disclosures have been revised to eliminate references to underlying indices or reference obligations.

Performance

Comment 29.	With respect to the “Performance” disclosure, please supplementally explain why the bar chart and performance table show data for the Institutional Class shares as opposed to Class A shares. See Instruction 3(c) to Item 4(b)(2) of Form N-1A.

Response:	The Fund has offered two classes of shares since its inception: Institutional Class and Class A shares. The above-referenced instruction permits the Fund to select the class of shares whose performance is shown in the bar chart and whose after-tax returns are shown in the table of average annual returns when each class commenced operations at the same time. The Fund selected the Institutional Class for such disclosures because the Institutional Class has historically been the larger of the two classes and consequently, its performance is relevant to the holders of more shares of the Fund than the Class A performance.

Comment 30.	Please explain why Class C performance is included in financial highlights, but not the performance section.

Response:	Performance information for Class C shares is not shown in the summary section of the Prospectus because the class did not commence operations until August 4, 2015 and consequently did not have a full calendar year of performance to show. The performance of the Class C shares shown in the financial highlights is the performance for the period August 4, 2015 through January 31, 2016.

Comment 31.	Please add year-to-date performance for the Fund as of the most recent calendar quarter end.

Response:	The requested change has been made.

Additional Information and Other

Comment 32.	On page 11, please delete references to the Fund’s 80% policy.

Response:	The requested change has been made.

Comment 33.	Under “Fixed-Income Instruments Risks” (Item 9), please consider disclosing the “other factors” or delete such language.

Response:	The reference to “other factors” has been deleted.

Comment 34.	Under “Management of the Fund,” please disclose the aggregate fee paid to the Adviser during the last fiscal year as a percentage of the average net assets.

Response:	The requested change has been made.

Comment 35.	Under “Management of the Fund—Adviser,” please revise the second sentence of the third paragraph to utilize plain English.

Response:	The above-referenced sentence has been revised to read as follows: “The Expense Limit excludes certain expenses (e.g., 12b-1 fees) and consequently, the Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement may be higher than the Expense Limit.”

Comment 36.	With respect to the section entitled “Management of the Fund’s Sub-Advisers,” please delete this section as it doesn’t appear relevant to current operation.

Response:	The Fund utilizes a manager-of-managers structure to implement its principal investment strategies, and such structure permits the Adviser to select and retain one or more sub-advisers from time to time to manage all or a portion of the Fund’s portfolio pursuant to an exemptive order issued by the Commission (file no. 812-14332) (the “Order”). The Fund’s manager-of-managers structure is in place because the Adviser believes that, from time to time, market conditions will create attractive investment opportunities in sectors for which the Adviser does not presently have appropriate resources or experience to invest the Fund’s assets. As required under the terms of the Order, since its inception, the Fund has disclosed to shareholders that the Fund uses such a manager-of-managers structure and that the Adviser may retain sub-advisers to manage all or a portion of the Fund. The Order does not require the Fund or the Adviser to use a sub-adviser at all times, and the Adviser has not seen fit to retain a sub-adviser during the short period in which the Fund has operated. Because the Fund is in compliance with the terms of the Order and the Adviser still expects that it may utilize one or more sub-advisers from time to time, the Trust respectfully declines to delete the above-referenced disclosure.

Comment 37.	Under “Purchase by Mail,” please replace the last sentence with a description of what does constitute receipt by the Transfer Agent, rather than what does not.

Response:	The following disclosure has been added: “Only actual receipt by the Transfer Agent (i.e., having physically retrieved delivered materials from a delivery service or post office box) of materials mailed constitutes receipt by the Transfer Agent.” The Trust respectfully declines to delete the above-referenced disclosure because it believes such disclosure is helpful to eliminate investor confusion about purchases by mail.

Comment 38.	Under “Exchange Privilege,” please clarify whether sales loads, contingent deferred sales loads, or redemption fees will apply to exchanges.

Response:	The following disclosure has been added: “Sales loads (including contingent deferred sales loads) and redemption fees are not applied to any exchange of all or a portion of your shares in the Fund for shares of another Angel Oak mutual fund.”

Comment 39.	Under “Determination of Net Asset Value,” please clarify the meaning of “proper form” and make conforming changes throughout the Prospectus.

Response:	The Trust believes that investors understand that “proper form” refers to a form complying with the instructions under “How to Buy Shares” and “How to Sell Shares” and consequently respectfully declines to make the requested changes.

Statement of Additional Information

Comment 40.	In the SAI, under “Collateralized Loan Obligations,” please explain why the disclosure references “other debt securities” in the first sentence instead of “loans.”

Response:	The above-referenced disclosure has been revised to refer to “loans.”

Comment 41.	Under “Investment Policies,” for each “interpretation” of the Fund’s policies, please clarify what is permitted by the 1940 Act.

Response:	The above-referenced disclosure has been revised to more fully clarify what is permitted by the 1940 Act.

Comment 42.
Under “Investment Policies,” the interpretation of the Fund’s policy regarding concentration states “(3) certain asset-backed securities that are not classified by commonly used third-party industry classification systems as relating to a particular industry to the extent permitted by 1940 Act.” Such clause should be deleted for two reasons:

(1)
That certain asset-backed securities are not classified by commonly used third-party classification systems does not free the Fund from its obligation to make a reasonable determination of the applicable industry for concentration purposes for all assets that are invested in securities of a private issuer. It can be useful to consider the economic characteristics of the assets underlying a security in making that determination.

(2)
The use of ambiguous phrases such as “to the extent permitted by the 1940 Act” and “certain asset-backed securities” do not clearly indicate when and under what conditions any changes between concentration and non-concentration would be made and is prohibited by Section 8(b)(1)(e).  See SEC Rel. No. IC-9011 (Oct. 30, 1975).

Response:	The Trust believes the disclosure is relevant to investors and consistent with the 1940 Act. The interpretation explains that there are certain types of asset-backed securities that do not reflect the risks associated with a particular industry. In the case of asset-backed securities, to the extent that such a security is backed by a pool of loans issued to companies in a single industry or group of industries, the Fund treats the security as part of such industry or group of industries. However, to the extent that such a security is backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other (as is commonly the case for collateralized debt obligations and collateralized loan obligations) and is not classified by a commonly used third-party industry classification system as relating to a particular industry or group of industries, it would not be practicable for the Fund to look through to the industry classification of each company that has been issued a loan within the pool, and the Fund believes it is reasonable not to classify such securities as relating to a particular industry or group of industries.

The Fund believes that this policy is consistent with guidance from the Commission staff and the practices of other mutual funds.  Guide 19 to Form N-1A permitted registrants to define their own industry classifications, provided that the classifications were reasonable and the companies within a single industry had materially similar primary economic characteristics.  Although the guidelines have been rescinded, registrants continue to rely on them and the Commission has indicated its continued approval of the Guide 19 instruction that registrants may rely on their own reasonable industry classifications, provided they are not overly broad within the meaning of Guide 19.1

[1]	See Brief for SEC as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”).

Comment 43.
Under “Investment Policies,” with respect to the interpretation of the Fund’s policy regarding concentration, please provide the legal basis for the statement in parenthetical #2 that issuers of industries domiciled in a single jurisdiction can be ignored for concentration purposes.

Response:	The Trust interprets parenthetical #2 to mean that the Fund’s concentration policy does not preclude the Fund from investing more than 25% of its assets in issuers of industries domiciled in a single jurisdiction. The Trust does not interpret parenthetical #2 to mean that the Fund may invest more than 25% of its assets in issuers of a particular industry if they are all in a single jurisdiction. Such parenthetical is intended to clarify the implications of the policy, but not to modify its effect.

Comment 44.
In the paragraph describing the Trust’s Nominating and Governance Committee, please clarify any particular information that may be needed for shareholders to make a nominee recommendation to the Board (e.g., qualification, bio).

Response:	The Trust’s Nominating and Governance Committee does not require any particular information from shareholders to make a nominee recommendation to the Board other than information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees and information sufficient to evaluate the individual’s qualifications. Consequently, the Trust respectfully declines to add the suggested disclosure.

Comment 45.
In the section describing each portfolio manager’s compensation, the disclosure references a bonus based on performance. Please identify any benchmark used to judge such performance and state the length of the period to be measured.

Response:	The bonus afforded to portfolio managers are discretionary bonuses and not awarded based on a fixed set of criteria, such as time periods or benchmarks. Consequently, the Trust respectfully declines to add the suggested disclosure.

Comment 46.
Under “Transactions through Affiliates,” if the Fund effected any brokerage transactions through an affiliate of the Adviser (or affiliates of an affiliate), please provide the information required by Item 21 of Form N-1A.

Response:	The Trust confirms that the Fund did not effect any brokerage transactions through an affiliate of the Adviser (or affiliates of an affiliate) during the last fiscal year.

Comment 47.
With respect to the section entitled “Proxy Voting Policy,” please provide disclosure of the full proxy voting policies and procedures. In the alternative, such policies and procedures may be attached and/or included in the registration statement.

Response:	The Trust notes that the fourth paragraph of such section describes the proxy voting policies and procedures of the Adviser and consequently, the Trust respectfully declines to add the additional requested disclosure. The Trust further notes that the Fund primarily invests in debt securities, which are not typically the subject of proxy solicitations and consequently, additional disclosure would be unlikely to be useful to investors. For example, as noted in the Fund’s last filing of Form N-PX, the Fund held no voting securities during the period ended June 30, 2015 and did not vote any securities or have any securities that were subject to a vote during such period.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
 as Administrator for the Trust